Exhibit 99.1

Sapiens to Announce Fourth Quarter 2018 Financial Results on February 26, 2019

Holon, Israel – February 04, 2019 – Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that it will report its financial results for the fourth quarter that ended on December 31, 2018 on Tuesday, February 26, 2019.

Management will host a conference call and webcast on February 26, 2019 at 9:30 a.m. Eastern Time (4:30 p.m. in Israel) to review and discuss Sapiens’ results.

Please call the following numbers (at least 10 minutes before the scheduled time) to participate:

North America (toll-free): + 1-888-668-9141; International: +972-3-918-0609; UK: 0-800-917-5108

The live webcast of the call can be viewed on Sapiens’ website at: https://www.sapiens.com/investors/ir-events-presentations/

If you are unable to join live, a replay of the call will be accessible until March 3, 2019, as follows:

North America: 1-888-295-2634; International: +972-3-925-5918

A recorded version of the webcast will also be available via the Sapiens website, for three months at the same location.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 450 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Investor and Media Contact:

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Phone: +972-3-790-2026

U.S. Mobile: +1-201-250-9414

Email: yaffa.cohen-ifrah@sapiens.com